UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-43415

INSTINCT BIO TECHNICAL COMPANY HOLDINGS INC.

(Registrant’s Name)

3rd Floor West Side Gotanda bldg.

6-2-7 Nishi Gotanda, Shinagawa-ku,

Tokyo 1410031, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒   Form 20-F            ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Information Contained in this Form 6-K Report

On September 30, 2026, Instinct Bio Technical Company Holdings Inc. (the “Company”) issued a press release (the “Press Release”) announcing that CelSiege Biosciences has named it as a non-exclusive authorized representative in Japan and China for IN01, a clinical-stage cancer immunotherapy, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

The information contained in this Form 6-K, including Exhibit 99.1 furnished herewith, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor shall it be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated September 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INSTINCT BIO TECHNICAL COMPANY HOLDINGS INC.

Date: October 1, 2026	By:	/s/ Tomoki Nagano
		Name:	Tomoki Nagano
		Title:	Chief Executive Officer and Director